Securities and Exchange Commission
                             Washington, D.C. 20549

                      Schedule 13E-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934
                        Amendment No. 1 to Schedule 13E-3

                             FirstFed Bancorp, Inc.
                              (Name of the Issuer)

                             FirstFed Bancorp, Inc.
                           FirstFed Merger Corporation
         FirstFed Bancorp, Inc. Employee Stock Ownership Plan and Trust
                                B.K. Goodwin III
                                  Fred T. Blair
                                 James B. Koikos
                                E. H. Moore, Jr.
                                 James E. Mulkin
                                G. Larry Russell
                                  Lynn J. Joyce
                       (Name of Persons Filing Statement)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    33761Q102
                      (CUSIP Number of Class of Securities)

                                B.K. Goodwin III
                             Chairman of the Board,
                      President and Chief Executive Officer
                             FirstFed Bancorp, Inc.
                            1630 Fourth Avenue North
                             Bessemer, Alabama 35020
                                 (205) 428-8472
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                 With Copies To:
                          Edward B. Crosland, Jr., Esq.
          Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P.
                     2600 Virginia Avenue, N.W., Suite 1113
                           Washington, D.C. 20037-1922
                                 (202) 944-1100

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c.  |_|  A tender offer.
d.  |_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction |_|}

Calculation of Filing Fee

         Transaction Valuation(*)                   Amount of Filing Fee

   --------------------------------------    -----------------------------------

                $14,300,000                                $2,860


(*) The filing fee was determined based on the product of (a) the estimated 1,300,000 shares of common stock proposed to be acquired from stockholders in the merger to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $11.00 per share of common stock.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date if its filing.

                  Amount Previously Paid:  $2,860
                  Form or Registration No.:  Schedule 14A
                  Filing Party:  FirstFed Bancorp, Inc.
                  Date Filed:  October 4, 2005, as amended on November 14, 2005

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by FirstFed Bancorp, Inc., a Delaware corporation and a bank holding company that has registered as a financial holding company ("Bancorp"), FirstFed Merger Corporation, a Delaware corporation in organization and Bancorp's wholly owned subsidiary (the "Interim Company"), FirstFed Bancorp, Inc. Employee Stock Ownership Plan and Trust (the "ESOP"), and B.K. Goodwin III, Fred T. Blair, James B. Koikos, E. H. Moore, Jr., James E. Mulkin, G. Larry Russell and Lynn J Joyce (collectively, the "Individuals").

      This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a preliminary proxy statement filed by Bancorp pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the holders of the common stock will be given notice of a special meeting of stockholders of Bancorp at which the stockholders will be asked, among other items, to approve the merger agreement and the transactions contemplated by the merger agreement.

      The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. A copy of the merger agreement is attached as Appendix A to Bancorp's preliminary proxy statement, which is incorporated herein by reference to Bancorp's Schedule 14A filed on October 4, 2005. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 and Schedule 14A will be amended to reflect the completion of or any amendment to the proxy statement.

      All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

      All information contained in this Schedule 13E-3 concerning Bancorp, the Interim Company and the ESOP has been supplied by Bancorp, and all information concerning the Individuals has been supplied by the Individuals.

ITEM 1. SUMMARY TERM SHEET

      The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

      (a) The name of the subject company is FirstFed Bancorp, Inc. The address of its principal executive offices is 1630 Fourth Avenue North, Bessemer, Alabama 35020. Bancorp is a bank holding company under the Bank Holding Company Act of 1956, as amended, that has registered as a financial holding company. The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers - Questions And Answers About The Merger--Who are the parties to the proposed merger?" and "Proposal One--The Proposed Merger--Parties to the merger" is incorporated herein by reference.

      (b) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers - Questions And Answers About The Special Meeting--How many votes can be cast by all stockholders?" is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Market for Securities And Dividend Information" is incorporated herein by reference.

      (d) The information set forth in the proxy statement under "Market for Securities And Dividend Information" is incorporated herein by reference.

      (e) Not applicable.

      (f) The information set forth in the proxy statement under "Market for Securities And Dividend Information" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

      (a)-(c) The information set forth in the proxy statement under "Proposal One--The Proposed Merger--Parties to the merger" and "Directors and executive officers of FirstFed Bancorp and FirstFed Merger Corporation" is incorporated herein by reference.

      During the last five years, no filing person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of Bancorp and the Interim Company, each trustee of the ESOP and each of the Individuals is a citizen of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION

      (a) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers," "Special Factors--Background of the merger," "Special Factors--Purposes of and reasons for the merger proposal," "Special Factors--U.S. federal income tax consequences of the merger," "Proposal One--The Proposed Merger--Vote required to approve the merger," "Proposal One--The Proposed Merger--Structure of merger," "Proposal One--The Proposed Merger--Anticipated accounting treatment," "Special Factors--Certain effects of the merger and the private placement offering on FirstFed Bancorp," and "Special Factors--Certain effects of the merger on our stockholders," is incorporated herein by reference.

      (b) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers," "Special Factors--Background of the merger," "Special Factors--Certain effects of the merger on FirstFed Bancorp," "Special Factors--Certain effects of the merger on our stockholders," "Proposal One--The Proposed Merger--Structure of merger" and "Proposal One--The Proposed Merger--Conversion and exchange of stock certificates" is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers -- Questions And Answers About The Merger--Am I entitled to dissenters' rights?" and "Proposal One--The Proposed Merger--Dissenting stockholders" is incorporated herein by reference.

      (d) The information set forth in the proxy statement under "Special Factors--Background of the merger," "Special Factors--Financial fairness," and "Special Factors--Recommendation of our board of directors" is incorporated herein by reference.

      (e) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      (a) None.

      (b)-(c) The information set forth in the proxy statement under "Special Factors--Background of the merger" and "Proposal One--The Proposed Merger--Operations of FirstFed Bancorp and the Bank following the merger" is incorporated herein by reference.

      (e) None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      (b) The information set forth in the proxy statement under "Proposal One - The Proposed Merger--Operations of FirstFed Bancorp and the Bank following the merger" is incorporated herein by reference.

      (c)(1)-(8) The information set forth in the proxy statement under "Special Factors--Background of the merger," "Special Factors--Certain effects of the merger and the private placement offering on FirstFed Bancorp," "Special Factors--Source and amount of funds for the transaction," "Proposal One--The Proposed Merger--Operations of FirstFed Bancorp and the Bank following the merger," and Appendix A is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

      (a) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers--Questions And Answers About The Merger--Why is the merger being proposed?" "Special Factors--Background of the merger," and "Special Factors--Purposes of and reasons for the merger proposal" is incorporated herein by reference.

      (b) The information set forth in the proxy statement under "Special Factors--Background of the merger" is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers --Questions And Answers About The Merger--Why is the merger being proposed?" "Special Factors--Background of the merger," "Special Factors--Purposes of and reasons for the merger proposal" and "Proposal One--The Proposed Merger--Structure of merger" is incorporated herein by reference.

      (d) The information set forth in the proxy statement under "Special Factors--Certain effects of the merger and the private placement offering on FirstFed Bancorp," "Special Factors--Certain effects of the merger on our stockholders," "Special Factors--U.S. federal income tax consequences of the merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

      (a)-(e) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers --Questions And Answers About The Merger--What does the board of directors recommend?" "Special Factors--Background of the merger," "Special Factors--Purposes of and reasons for the merger proposal," "Special Factors--Recommendation of our board of directors," and "Special Factors--Financial fairness" is incorporated herein by reference.

      (f) Not applicable.

ITEM 9. REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

      (a)-(b) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers -- Questions And Answers About The Merger--How was the cash price for shares of our common stock determined?" "Special Factors--Background of the merger," "Special Factors--Recommendation of the board of directors," "Special Factors--Financial fairness," and Appendix G is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Special Factors--Financial fairness" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      (a)-(b) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers --Questions And Answers About The Merger--How will the merger be funded?" and "Special Factors--Source and amount of funds for the transaction" is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Proposal One--The Proposed Merger--Expenses of the merger" is incorporated herein by reference.

      (d) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers -- Questions And Answers About The Merger--How will the merger be funded? and "Special Factors-- Source and amount of funds for the transaction" is incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

      (a) The information set forth in the proxy statement under "Special Factors--Security Ownership of Management and Certain Stockholders" is incorporated herein by reference.

      (b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

      (d)-(e) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers -- Questions And Answers About The Merger--What vote is required to approve the matters to be considered at the special meeting?" "Summary Information-- Questions And Answers About The Merger--What does the board of directors recommend?" "Special Factors--Recommendation of our board of directors," and "Proposal One--The Proposed Merger--Vote required to approve the merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

      (a) The audited financial statements and unaudited interim financial statements set forth in Bancorp's Annual Report on Form 10-KSB for the year ended December 31, 2004 and Bancorp's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 are incorporated herein by reference. The information in the proxy statement under "Selected Financial Information" is incorporated herein by reference.

      (b) The information set forth in the proxy statement under "Pro Forma Consolidated Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

      (a)-(b) The information set forth in the proxy statement under "Cost of Special Meeting and Solicitation of Proxies" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

      The information contained in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

      Except as noted, the following exhibits are filed herewith:

      (a)(i) Preliminary proxy statement on Schedule 14A of Bancorp, including all appendices thereto (incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on October 4, 2005 and amended on November 14, 2005).

      (a)(ii) Form of proxy (a copy of which is filed with Bancorp's preliminary proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on October 4, 2005 and amended on November 14, 2005).

      (c)(i) Valuation report related to the common stock of Bancorp prepared by RP Financial, LC., and delivered to the board of directors of Bancorp (a copy of which is included as Appendix G to Bancorp's preliminary proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on October 4, 2005 and amended on November 14, 2005)

      (c)(ii) Analyses performed by Feldman Financial Advisors, Inc.

      (d) Agreement and Plan of Merger, dated as of September 30, 2005, by and between Bancorp and the Interim Company (a form of which is included as Appendix A to Bancorp's preliminary proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on October 4, 2005 and amended on November 14, 2005).

      (f) Section 262 of the Delaware General Corporation Law (included as Appendix E to Bancorp's preliminary proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on October 4, 2005 and amended on November 14, 2005).

      (g) Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2005

                            FIRSTFED BANCORP, INC.


                            By:  /s/ B.K. Goodwin III
                               ------------------------------------------------
                                    Chairman of the Board, President and
                                       Chief Executive Officer

                            FIRSTFED MERGER CORPORATION


                            By:  /s/ B.K. Goodwin III
                               ------------------------------------------------
                                    Chairman of the Board, President and
                                       Chief Executive Officer


                            FIRSTFED BANCORP, INC. EMPLOYEE STOCK
                              OWNERSHIP PLAN AND TRUST


                            By:  /s/ Joe L. Stork
                               ------------------------------------------------
                                 Retirement Plan Services Manager
                                 The Trust Company of Sterne, Agee & Leach, Inc.


                            /s/ B.K. Goodwin III
                            ---------------------------------------------------
                            B.K. Goodwin III


                            /s/ Fred T. Blair
                            ---------------------------------------------------
                            Fred T. Blair


                            /s/ James B. Koikos
                            ---------------------------------------------------
                            James B. Koikos


                            /s/ E.H. Moore, Jr.
                            ---------------------------------------------------
                            E. H. Moore, Jr.


                            /s/ James E. Mulkin
                            ---------------------------------------------------
                            James E. Mulkin


                            /s/ G. Larry Russell
                            ---------------------------------------------------
                            G. Larry Russell


                            /s/ Lynn J. Joyce
                            ---------------------------------------------------
                            Lynn J. Joyce

                                  EXHIBIT INDEX

        Exhibit
         Number                       Description
         ------                       -----------

         (a)(i) Preliminary proxy statement on Schedule 14A of Bancorp, including all appendices thereto (incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on October 4, 2005).

         (a)(ii) Form of proxy (a copy of which is filed with Bancorp's preliminary proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on October 4, 2005).


         (c)(i) Valuation report related to the common stock of Bancorp prepared by RP Financial, LC., and delivered to the board of directors of Bancorp (a copy of which is included as Appendix G to Bancorp's preliminary proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on October 4, 2005).

         (c)(ii)  Analyses performed by Feldman Financial Advisors, Inc.

         (d) Agreement and Plan of Merger, dated as of September 30, 2005, by and between Bancorp and the Interim Company (a form of which is included as Appendix A to Bancorp's preliminary proxy statement incorporated herein by reference to Bancorp's
                  Schedule 14A, as filed with the

         (f)      Securities and Exchange Commission on October 4, 2005).
                  Section 262 of the Delaware General Corporation Law (included as Appendix E to Bancorp's preliminary proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on October 4, 2005).

                                                                 Exhibit (c)(ii)

                                                                  Preliminary --
                                                    For Discussion Purposes Only

                             FirstFed Bancorp, Inc.
                         Conversion to S Corp. Analysis
                                   Assumptions

All assumptions and calculations are based upon GAAP accounting.

For comparative purposes, we assume that the Corporation remains a taxable entity after the conversion to an S Corp.

Balance Sheet:
--------------
      o     Data as of June 30, 2005.

      o Assume 51% of outstanding shares (2,439,350) are repurchased for total shares repurchased of 1,244,069.

      o Shares are repurchased at a price of $11.00 per share for a total repurchase cost of $13.7 million.

      o Total shares equaling 1,568,475 are reissued at a price of $10.00 per share, raising total capital of $15.7 million.

      o ESOP purchases 600,000 shares in the recapitalization funded by a note of $6.0 million, carrying a variable rate of interest equal to the Prime Rate (6.50%).

Income Statement:
-----------------
      o Data based upon projections for fiscal 2006 obtained from the Asset Liability Committee Report as of June 30, 2005.

      o     Tax rate of 35.0%.

      o Assumed 4.5% rate on cash used to fund repurchase and funds raised from recapitalization.

      o     Proposed annual noninterest expense savings of $125,000.

      o     Increased annual ESOP expenses of $113,000.

                                            5-Year Discounted Cash Flow Analysis
                                                   Shareholder Viewpoint

                                       Projected                                     Projected(1)
                                      -----------     --------------------------------------------------------------------------
                                       12/31/05        12/31/06        12/31/07        12/31/08        12/31/09       12/31/10
                                      -----------     --------------------------------------------------------------------------
Book value                            $    19,027     $    20,017     $    20,213     $    20,705     $   22,547     $    24,659

Net income                                  1,138           1,739           2,228           2,451          2,696           2,965
  Less: dividends                                             854             854             854            854             854
                                                      -----------     -----------     -----------     ----------     -----------
Net income to retained earnings                               885           1,374           1,597          1,842           2,112

Common shares outstanding               2,439,350       2,439,350       2,439,350       2,439,350      2,439,350       2,439,350
FD shares outstanding                   2,439,350       2,439,350       2,439,350       2,439,350      2,439,350       2,439,350

Book value per share                  $      7.80     $      8.21     $      8.29     $      8.49     $     9.24     $     10.11
Earnings per share                    $      0.47     $      0.71     $      0.91     $      1.00     $     1.11     $      1.22
Dividends per share                   $      0.28     $      0.35     $      0.35     $      0.35     $     0.35     $      0.35

                                Present Values Based on Price/Earnings Multiple in Year 5
                                                 (Dollars in Thousands)


                                                      --------------------------------------------------------------------------
                                                                                    Discount Rate
                                          P/E         --------------------------------------------------------------------------
                                       Multiple             12.0%           13.0%           14.0%          15.0%           16.0%
                                       --------
                                         10.0x        $      8.16     $      7.83     $      7.52     $     7.22     $      6.93
                                         12.0x        $      9.54     $      9.15     $      8.78     $     8.43     $      8.09
                                         14.0x        $     10.92     $     10.47     $     10.04     $     9.63     $      9.25
                                         16.0x        $     12.30     $     11.79     $     11.30     $    10.84     $     10.41
                                         18.0x        $     13.68     $     13.11     $     12.57     $    12.05     $     11.56
                                         20.0x        $     15.06     $     14.43     $     13.83     $    13.26     $     12.72

                                  Present Values Based on Price/Book Multiple in Year 5
                                                 (Dollars in Thousands)


                                                      --------------------------------------------------------------------------
                                                                                    Discount Rate
                                        P/Book        --------------------------------------------------------------------------
                                       Multiple             12.0%           13.0%           14.0%          15.0%           16.0%
                                       --------
                                         100%         $      7.00     $      6.72     $      6.45     $     6.20     $      5.96
                                         120%         $      8.14     $      7.81     $      7.50     $     7.20     $      6.92
                                         140%         $      9.29     $      8.91     $      8.55     $     8.21     $      7.88
                                         160%         $     10.44     $     10.01     $      9.60     $     9.21     $      8.85
                                         180%         $     11.59     $     11.11     $     10.65     $    10.22     $      9.81
                                         200%         $     12.73     $     12.20     $     11.70     $    11.22     $     10.77

                             FirstFed Bancorp, Inc.
                          Conversion to S Corp Analysis
                Share Repurchase and Subsequent Recapitalization
                        $2 Million in Additional Capital

                                         as of           Share          Interim                        Pro Forma
                                       6/30/2005      Repurchase         Bank      Recapitalization      Bank
Assets:
-------
Cash                                        9,172         ($6,842)    $     2,330     $     7,842     $    10,172
Securities                                  7,437          (6,842)            595           7,842           8,437
Fed Funds Sold                              1,300                           1,300                           1,300
Loans, net                                162,170                         162,170                         162,170
Fixed assets                                7,683                           7,683                           7,683
Other real estate owned                     1,509                           1,509                           1,509
Intangible assets                           1,142                           1,142                           1,142
Other assets                               14,879              --          14,879              --          14,879
                                      -----------     -----------     -----------     -----------     -----------
      Total assets                    $   205,292        ($13,685)    $   191,607     $    15,685     $   207,292

Liabilities and Equity:
-----------------------
Deposits                              $   162,190                     $   162,190                     $   162,190
Other borrowings                           17,000                          17,000           6,000(1)       23,000
Subordinated debt                           6,000                           6,000              --           6,000
Other liabilities                           1,075              --           1,075              --           1,075
                                      -----------     -----------     -----------     -----------     -----------
      Total liabilities                   186,265                         186,265           6,000         192,265
Equity Capital
      Equity                               19,027         (13,685)          5,342          15,685          21,027
      Unearned compensation                    --                              --          (6,000)(1)      (6,000)
                                      -----------                     -----------     -----------     -----------
         Total equity                      19,027         (13,685)          5,342           9,685          15,027
                                      -----------     -----------     -----------     -----------     -----------
      Total liabilities and equity        205,292         (13,685)        191,607          15,685         207,292

Assumptions:
------------
Shares Outstanding                      2,439,350      (1,244,069)      1,195,282       1,568,475       2,763,757
Shares Purchased by ESOP                                                                  600,000

Equity/Assets                                 9.3%                            2.8%                            7.2%
Tang. Equity/Assets                           8.8%                            2.2%                            6.7%
Tier I Capital                             23,893                                                          19,697
Leverage Ratio                              11.90%                                                           9.71%

Book Value per Share                  $      7.80                     $      4.47                     $      5.44
Tang. Book Value per Share            $      7.33                     $      3.51                     $      5.02
Book Value Dilution                                                                                         -30.3%
Tangible Book Value Dilution                                                                                -31.5%
Current Trading Price                 $      8.60                              NA                              NA
Market Capitalization ($M)            $      21.0                              NA                              NA
Price/Book                                  110.3%
Price/Tang. Book                            117.3%

Shares Repurchased                                     (1,244,069)
% Repurchased                                                51.0%
Repurchase Price                                      $     11.00
Cost of Repurchase ($M)                                    ($13.7)

Shares Issued for Recapitalization                                                      1,568,475
Reissue Price                                                                         $     10.00
Capital Raised ($M)                                                                   $      15.7
Price/Book (pro forma)                                                                      183.9%
Price/Tang. Book (pro forma)                                                                199.0%
Price/EPS (pro forma)                                                                       12.21

Ownership %:
      Existing (includes ESOP)              100.0%                                                           65.0%
      New                                     0.0%                                                           35.0%

(1) Purchase by ESOP in recapitalization. This figure represents only the new shares purchased by the ESOP.

                             FirstFed Bancorp, Inc.
                          Conversion to S Corp Analysis
                Share Repurchase and Subsequent Recapitalization
                        $2 Million in Additional Capital

                                       Projected
                                        Fiscal            Share                                        Pro Forma
                                         2006         Repurchase(1)     Interim   Recapitalization(1)    Bank
Interest Income                       $    12,063             ($616)  $    11,447     $       706     $    12,153
Interest Expense                            4,937                --         4,937              --           4,937
                                      -----------     -------------   -----------     -----------     -----------
      Net Interest Income                   7,126              (616)        6,510             706           7,216
Provision for loan losses                     360                             360                             360
Noninterest income                          3,180                           3,180                           3,180
Noninterest expense                         7,472                 0         7,472             (12)(2)       7,460
                                      -----------     -------------   -----------     -----------     -----------
      Income before taxes                   2,474              (616)        1,858             718           2,576
Income taxes                                  735              (216)          519             251             771

Net Income                            $     1,739             ($400)  $     1,339     $       467     $     1,806
                                      ===========     =============   ===========     ===========     ===========
Net Income - Subchapter S                                                                             $     2,576
                                                                                                      ===========

Shares Outstanding                      2,439,350        (1,244,069)    1,195,282       1,568,475       2,763,757
Shares for EPS                          2,439,350                       1,195,282                       2,203,757
Earnings per share                    $      0.71                     $      1.12                     $      0.82
EPS Accretion/Dilution                                                                                       13.0%

ROAA - tax-effected                          0.85%                                                           0.87%
ROAE - tax-effected                          9.14%                                                          12.02%
ROAA - subchapter S                                                                                          1.24%
ROAE - subchapter S                                                                                         17.14%

Shares Repurchased                                       (1,244,069)
% Repurchased                                                  51.0%
Repurchase Price                                              11.00
Cost of Repurchase ($M)                                      ($13.7)

Shares Issued for Recapitalization                                                      1,568,475
Reissue Price                                                                               10.00
Capital Raised ($M)                                                                   $      15.7

Assumptions:
------------
Note: For comparative purtposes, we have assumed the corporation remains a taxable entity.

(1)   Earnings/cost of cash equal to 4.5%. Assumed tax rate of 35%.

(2)   Assumed cost savings:
        Reduction in independent accountant expense                   $  30
        SEC counsel                                                      50
        Printing, mailing, and other internal/external exp.              27
        NASDAQ fees                                                      18
        Increased ESOP expense                                         (113)
                                                                      -----
        Total cost savings                                            $  12

                             FirstFed Bancorp, Inc.
                          Conversion to S Corp Analysis
                Share Repurchase and Subsequent Recapitalization
                        $0 Million in Additional Capital

                                         as of           Share          Interim                        Pro Forma
                                       6/30/2005      Repurchase         Bank      Recapitalization      Bank
Assets:
-------
Cash                                        9,172         ($6,842)    $     2,330     $     6,842     $     9,172
Securities                                  7,437          (6,842)            595           6,842           7,437
Fed Funds Sold                              1,300                           1,300                           1,300
Loans, net                                162,170                         162,170                         162,170
Fixed assets                                7,683                           7,683                           7,683
Other real estate owned                     1,509                           1,509                           1,509
Intangible assets                           1,142                           1,142                           1,142
Other assets                               14,879              --          14,879              --          14,879
                                      -----------     -----------     -----------     -----------     -----------
      Total assets                    $   205,292        ($13,685)    $   191,607     $    13,685     $   205,292


Liabilities and Equity:
-----------------------
Deposits                              $   162,190                     $   162,190                     $   162,190
Other borrowings                           17,000                          17,000           6,000(1)       23,000
Subordinated debt                           6,000                           6,000              --           6,000
Other liabilities                           1,075              --           1,075              --           1,075
                                      -----------     -----------     -----------     -----------     -----------
      Total liabilities                   186,265                         186,265           6,000         192,265
Equity Capital
      Equity                               19,027         (13,685)          5,342          13,685          19,027
      Unearned compensation                    --                              --          (6,000)(1)      (6,000)
                                      -----------                     -----------     -----------     -----------
         Total equity                      19,027         (13,685)          5,342           7,685          13,027
                                      -----------     -----------     -----------     -----------     -----------
      Total liabilities and equity        205,292         (13,685)        191,607          13,685         205,292

Assumptions:
-------------
Shares Outstanding                      2,439,350      (1,244,069)      1,195,282       1,368,475       2,563,757
Shares Purchased by ESOP                                                                  600,000

Equity/Assets                                 9.3%                            2.8%                            6.3%
Tang. Equity/Assets                           8.8%                            2.2%                            5.8%
Tier I Capital                             23,893                                                          17,697
Leverage Ratio                              11.90%                                                           8.81%

Book Value per Share                  $      7.80                     $      4.47                     $      5.08
Tang. Book Value per Share            $      7.33                     $      3.51                     $      4.64
Book Value Dilution                                                                                         -34.9%
Tangible Book Value Dilution                                                                                -36.8%
Current Trading Price                 $      8.60                              NA                              NA
Market Capitalization ($M)            $      21.0                              NA                              NA
Price/Book                                  110.3%
Price/Tang. Book                            117.3%

Shares Repurchased                                     (1,244,069)
% Repurchased                                                51.0%
Repurchase Price                                      $     11.00
Cost of Repurchase ($M)                                    ($13.7)

Shares Issued for Recapitalization                                                      1,368,475
Reissue Price                                                                         $     10.00
Capital Raised ($M)                                                                   $      13.7
Price/Book (pro forma)                                                                      196.8%
Price/Tang. Book (pro forma)                                                                215.7%
Price/EPS (pro forma)                                                                       11.47

Ownership %:
      Existing (includes ESOP)              100.0%                                                           70.0%
      New                                     0.0%                                                           30.0%

(1) Purchase by ESOP in recapitalization. This figure represents only the new shares purchased by the ESOP.

                             FirstFed Bancorp, Inc.
                          Conversion to S Corp Analysis
                Share Repurchase and Subsequent Recapitalization
                        $0 Million in Additional Capital

                                       Projected
                                        Fiscal            Share                                        Pro Forma
                                         2006         Repurchase(1)    Interim    Recapitalization(1)    Bank
Interest Income                       $    12,063             ($616)  $    11,447     $       616     $    12,063
Interest Expense                            4,937                --         4,937              --           4,937
                                      -----------     -------------   -----------     -----------     -----------
      Net Interest Income                   7,126              (616)        6,510             616           7,126
Provision for loan losses                     360                             360                             360
Noninterest income                          3,180                           3,180                           3,180
Noninterest expense                         7,472                 0         7,472             (12)(2)       7,460
                                      -----------     -------------   -----------     -----------     -----------
      Income before taxes                   2,474              (616)        1,858             628           2,486
Income taxes                                  735              (216)          519             220             739

Net Income                            $     1,739             ($400)  $     1,339     $       408     $     1,747
                                      ===========     =============   ===========     ===========     ===========
Net Income - Subchapter S                                                                             $     2,486
                                                                                                      ===========

Shares Outstanding                      2,439,350        (1,244,069)    1,195,282       1,368,475       2,563,757
Shares for EPS                          2,439,350                       1,195,282                       2,003,757
Earnings per share                    $      0.71                     $      1.12                     $      0.87
EPS Accretion/Dilution                                                                                       18.2%

ROAA - tax-effected                         0.85%                                                            0.85%
ROAE - tax-effected                         9.14%                                                           13.41%
ROAA - subchapter S                                                                                          1.21%
ROAE - subchapter S                                                                                         19.09%

Shares Repurchased                                       (1,244,069)
% Repurchased                                                  51.0%
Repurchase Price                                              11.00
Cost of Repurchase ($M)                                      ($13.7)

Shares Issued for Recapitalization                                                      1,368,475
Reissue Price                                                                               10.00
Capital Raised ($M)                                                                   $      13.7

Assumptions:
-------------
Note: For comparative purtposes, we have assumed the corporation remains a taxable entity.

(1)   Earnings/cost of cash equal to 4.5%. Assumed tax rate of 35%.

(2)   Assumed cost savings:
        Reduction in independent accountant expense                   $  30
        SEC counsel                                                      50
        Printing, mailing, and other internal/external exp.              27
        NASDAQ fees                                                      18
        Increased ESOP expense                                         (113)
                                                                      -----
        Total cost savings                                            $  12

                             FirstFed Bancorp, Inc.
                          Conversion to S Corp Analysis
                Share Repurchase and Subsequent Recapitalization
                        $1 Million in Additional Capital

                                         as of           Share          Interim                        Pro Forma
                                       6/30/2005      Repurchase         Bank      Recapitalization      Bank
Cash                                        9,172         ($6,842)    $     2,330     $     7,342     $     9,672
Securities                                  7,437          (6,842)            595           7,342           7,937
Fed Funds Sold                              1,300                           1,300                           1,300
Loans, net                                162,170                         162,170                         162,170
Fixed assets                                7,683                           7,683                           7,683
Other real estate owned                     1,509                           1,509                           1,509
Intangible assets                           1,142                           1,142                           1,142
Other assets                               14,879              --          14,879              --          14,879
                                      -----------     -----------     -----------     -----------     -----------
      Total assets                    $   205,292        ($13,685)    $   191,607     $    14,685     $   206,292


Liabilities and Equity:
-----------------------
Deposits                              $   162,190                     $   162,190                     $   162,190
Other borrowings                           17,000                          17,000           6,000 (1)      23,000
Subordinated debt                           6,000                           6,000              --           6,000
Other liabilities                           1,075              --           1,075              --           1,075
                                      -----------     -----------     -----------     -----------     -----------
      Total liabilities                   186,265                         186,265           6,000         192,265
Equity Capital
      Equity                               19,027         (13,685)          5,342          14,685          20,027
      Unearned compensation                    --                              --          (6,000)(1)      (6,000)
                                      -----------                     -----------     -----------     -----------
         Total equity                      19,027         (13,685)          5,342           8,685          14,027
                                      -----------     -----------     -----------     -----------     -----------
      Total liabilities and equity        205,292         (13,685)        191,607          14,685         206,292


Assumptions:
-------------
Shares Outstanding                      2,439,350      (1,244,069)      1,195,282       1,468,475       2,663,757
Shares Purchased by ESOP                                                                  600,000

Equity/Assets                                 9.3%                            2.8%                            6.8%
Tang. Equity/Assets                           8.8%                            2.2%                            6.3%
Tier I Capital                             23,893                                                          18,697
Leverage Ratio                              11.90%                                                           9.27%

Book Value per Share                  $      7.80                     $      4.47                     $      5.27
Tang. Book Value per Share            $      7.33                     $      3.51                     $      4.84
Book Value Dilution                                                                                         -32.5%
Tangible Book Value Dilution                                                                                -34.0%
Current Trading Price                 $      8.60                              NA                              NA
Market Capitalization ($M)            $      21.0                              NA                              NA
Price/Book                                  110.3%
Price/Tang. Book                            117.3%

Shares Repurchased                                     (1,244,069)
% Repurchased                                                51.0%
Repurchase Price                                      $     11.00
Cost of Repurchase ($M)                                    ($13.7)

Shares Issued for Recapitalization                                                      1,468,475
Reissue Price                                                                         $     10.00
Capital Raised ($M)                                                                   $      14.7
Price/Book (pro forma)                                                                      189.9%
Price/Tang. Book (pro forma)                                                                206.7%
Price/EPS (pro forma)                                                                       11.84

Ownership %:
      Existing (includes ESOP)              100.0%                                                           67.4%
      New                                     0.0%                                                           32.6%

(1) Purchase by ESOP in recapitalization. This figure represents only the new shares purchased by the ESOP.

                             FirstFed Bancorp, Inc.
                          Conversion to S Corp Analysis
                Share Repurchase and Subsequent Recapitalization
                        $1 Million in Additional Capital

                                       Projected
                                        Fiscal           Share                                         Pro Forma
                                         2006         Repurchase(1)     Interim   Recapitalization(1)    Bank
Interest Income                       $    12,063           ($616)    $    11,447     $       661     $    12,108
Interest Expense                            4,937              --           4,937              --           4,937
                                      -----------     -----------     -----------     -----------     -----------
      Net Interest Income                   7,126            (616)          6,510             661           7,171
Provision for loan losses                     360                             360                             360
Noninterest income                          3,180                           3,180                           3,180
Noninterest expense                         7,472               0           7,472             (12)(2)       7,460
                                      -----------     -----------     -----------     -----------     -----------
      Income before taxes                   2,474            (616)          1,858             673           2,531
Income taxes                                  735            (216)            519             236             755

Net Income                            $     1,739           ($400)    $     1,339     $       438     $     1,776
                                      ===========     ===========     ===========     ===========     ===========
Net Income - Subchapter S                                                                             $     2,531
                                                                                                      ===========

Shares Outstanding                      2,439,350      (1,244,069)      1,195,282       1,468,475       2,663,757
Shares for EPS                          2,439,350                       1,195,282                       2,103,757
Earnings per share                    $      0.71                     $      1.12                     $      0.84
EPS Accretion/Dilution                                                                                       15.6%

ROAA - tax-effected                          0.85%                                                           0.86%
ROAE - tax-effected                          9.14%                                                          12.66%
ROAA - subchapter S                                                                                          1.23%
ROAE - subchapter S                                                                                         18.05%

Shares Repurchased                                     (1,244,069)
% Repurchased                                                51.0%
Repurchase Price                                            11.00
Cost of Repurchase ($M)                                    ($13.7)

Shares Issued for Recapitalization                                                      1,468,475
Reissue Price                                                                               10.00
Capital Raised ($M)                                                                   $      14.7

Assumptions:
------------
Note: For comparative purtposes, we have assumed the corporation remains a taxable entity.

(1)   Earnings/cost of cash equal to 4.5%. Assumed tax rate of 35%.

(2)   Assumed cost savings:
        Reduction in independent accountant expense                   $  30
        SEC counsel                                                      50
        Printing, mailing, and other internal/external exp.              27
        NASDAQ fees                                                      18
        Increased ESOP expense                                         (113)
                                                                      -----
        Total cost savings                                            $  12

                                Commercial Banks
                      Total Assets Between $125M and $300M

                                                                                             Total   Equity/   Tang. Equity/    ROAA
                                                                                            Assets    Assets    Tang. Assets     LTM
Company Name                                    City                     State    Region    ($000)       (%)             (%)     (%)
Average                                                                                    205,347      9.35            9.25    0.86
Median                                                                                     205,032      8.90            8.84    0.89

Average - South                                                                            216,675      9.13            8.97    0.82
Median - South                                                                             224,752      9.01            8.85    0.85


                                                                                                                             Current
                                                   ROAE    Current    Market      Price/       Price/    Price/    Price/   Dividend
                                                    LTM      Price     Value        Book    Tang Book   LTM EPS   QTR EPS      Yield
Company Name                                        (%)        ($)      ($M)         (%)          (%)       (x)       (x)        (%)
Average                                            9.51      50.32     33.29      178.10       180.64     20.22     19.45       1.18
Median                                             9.73      20.49     29.40      159.65       162.90     18.20     17.10       0.50

Average - South                                    9.34      20.87     34.08      168.84       172.71     20.48     18.20       1.14
Median - South                                     9.18      19.00     28.80      154.30       154.45     18.20     17.55       0.40


                                Commercial Banks
                      Total Assets Between $125M and $300M


                             FirstFed Bancorp, Inc.
                          Conversion to S Corp Analysis
                Share Repurchase and Subsequent Recapitalization

                                         as of           Share          Interim                        Pro Forma
                                       6/30/2005      Repurchase         Bank      Recapitalization      Bank
Assets:
-------
Cash                                        9,172         ($6,842)    $     2,330     $     7,842     $    10,172
Securities                                  7,437          (6,842)            595           7,842           8,437
Fed Funds Sold                              1,300                           1,300                           1,300
Loans, net                                162,170                         162,170                         162,170
Fixed assets                                7,683                           7,683                           7,683
Other real estate owned                     1,509                           1,509                           1,509
Intangible assets                           1,142                           1,142                           1,142
Other assets                               14,879              --          14,879              --          14,879
                                      -----------     -----------     -----------     -----------     -----------
      Total assets                    $   205,292        ($13,685)    $   191,607     $    15,685     $   207,292

Liabilities and Equity:
-----------------------
Deposits                              $   162,190                     $   162,190                     $   162,190
Other borrowings                           17,000                          17,000           6,000(1)       23,000
Subordinated debt                           6,000                           6,000              --           6,000
Other liabilities                           1,075              --           1,075              --           1,075
                                      -----------     -----------     -----------     -----------     -----------
      Total liabilities                   186,265                         186,265           6,000         192,265
Equity Capital
      Equity                               19,027         (13,685)          5,342          15,685          21,027
      Unearned compensation                    --                              --          (6,000)(1)      (6,000)
                                      -----------                     -----------     -----------     -----------
         Total equity                      19,027         (13,685)          5,342           9,685          15,027
                                      -----------     -----------     -----------     -----------     -----------
      Total liabilities and equity        205,292         (13,685)        191,607          15,685         207,292

Assumptions:
-------------
Shares Outstanding                      2,439,350      (1,244,069)      1,195,282       1,568,475       2,763,757
Shares Purchased by ESOP                                                                  600,000

Equity/Assets                                 9.3%                            2.8%                            7.2%
Tang. Equity/Assets                           8.8%                            2.2%                            6.7%
Book Value per Share                  $      7.80                     $      4.47                     $      5.44
Tang. Book Value per Share            $      7.33                     $      3.51                     $      5.02
Book Value Dilution                                                                                         -30.3%
Tangible Book Value Dilution                                                                                -31.5%
Current Trading Price                 $      8.60                              NA                              NA
Market Capitalization ($M)            $      21.0                              NA                              NA
Price/Book                                  110.3%
Price/Tang. Book                            117.3%

Shares Repurchased                                     (1,244,069)
% Repurchased                                                51.0%
Repurchase Price                                      $     11.00
Cost of Repurchase ($M)                                    ($13.7)

Shares Issued for Recapitalization                                                      1,568,475
Reissue Price                                                                         $     10.00
Capital Raised ($M)                                                                   $      15.7
Price/Book (pro forma)                                                                      183.9%
Price/Tang. Book (pro forma)                                                                199.0%
Price/EPS (pro forma)                                                                       15.76

Ownership %:
      Existing (includes ESOP)              100.0%                                                           65.0%
      New                                     0.0%                                                           35.0%

(1) Purchase by ESOP in recapitalization. This figure represents only the new shares purchased by the ESOP.

                             FirstFed Bancorp, Inc.
                          Conversion to S Corp Analysis
                Share Repurchase and Subsequent Recapitalization

                                       Projected
                                        Fiscal           Share                                         Pro Forma
                                         2006         Repurchase(1)     Interim   Recapitalization(1)    Bank
Assets:
--------
Interest Income                       $    11,577           ($616)    $    10,961     $       706     $    11,667
Interest Expense                            4,678              --           4,678              --           4,678
                                      -----------     -----------     -----------     -----------     -----------
      Net Interest Income                   6,899            (616)          6,283             706           6,989
Provision for loan losses                     480                             480                             480
Noninterest income                          2,568                           2,568                           2,568
Noninterest expense                         6,960               0           6,960             (12)(2)       6,948
                                      -----------     -----------     -----------     -----------     -----------
      Income before taxes                   2,027            (616)          1,411             718           2,129
Income taxes                                  695            (216)            479             251             731

Net Income                            $     1,332           ($400)    $       932     $       467     $     1,398
                                      ===========     ===========     ===========     ===========     ===========
Net Income - Subchapter S                                                                             $     2,129
                                                                                                      ===========

Shares Outstanding                      2,439,350      (1,244,069)      1,195,282       1,568,475       2,763,757
Shares for EPS                          2,439,350                       1,195,282                       2,203,757
Earnings per share                    $      0.55                     $      0.78                     $      0.63
EPS Accretion/Dilution                                                                                       14.0%

ROAA - tax-effected                          0.65%                                                           0.67%
ROAE - tax-effected                          7.00%                                                           9.31%
ROAA - subchapter S                                                                                          1.03%
ROAE - subchapter S                                                                                         14.17%

Shares Repurchased                                     (1,244,069)
% Repurchased                                                51.0%
Repurchase Price                                            11.00
Cost of Repurchase ($M)                                    ($13.7)

Shares Issued for Recapitalization                                                      1,568,475
Reissue Price                                                                               10.00
Capital Raised ($M)                                                                   $      15.7

Assumptions:
-------------
Note: For comparative purtposes, we have assumed the corporation remains a taxable entity.

(1)   Earnings/cost of cash equal to 4.5%. Assumed tax rate of 35%.

(2)   Assumed cost savings:
        Reduction in independent accountant expense                   $  30
        SEC counsel                                                      50
        Printing, mailing, and other internal/external exp.              27
        NASDAQ fees                                                      18
        Increased ESOP expense                                         (113)
                                                                      -----
        Total cost savings                                            $  12